

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 15, 2008

Via Mail and Fax

Brian K. Harrington
Chief Financial Officer
SPACEHAB, Incorporated
12130 Highway 3, Building 1
Webster, TX 77598-1504

> **RE: SPACEHAB, Incorporated**
> **Form 10-K for the Year Ended June 30, 2007**
> **Form 10-Q for the Period Ended September 30, 2007**
> **File Number: 000-27206**

Dear Mr. Harrington:

 We have reviewed your correspondence dated December 14, 2007. We believe you should amend you filings as indicated in comment numbers 1 and 2. If you disagree, we will consider your explanation as to why an amendment is not necessary. Please be as detailed as necessary in your explanation. In comment number 3, we ask you to provide us with further information so we may better understand your accounting. After reviewing this information, we may have additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended June 30, 2007

Consolidated Statements of Cash Flows, page 46

1. Refer to your response to our prior comment number 2. While the restricted cash will be used to construct a building, we continue to believe the change in restricted cash that resulted from its initial receipt should be presented with changes in other operating assets and liabilities in the operating activities section to offset the corresponding change in advances for construction contract recognized upon receipt of the restricted cash. It appears your presentation overstates cash provided by operating activities in 2007 and will understate it in the years in which the advances account is reduced. In addition, your presentation results in an apparent outflow of cash for investing activities in 2007 when in fact no such outflow occurred. By offsetting the change in restricted cash against the change in advances within cash

provided by operating activities, you would properly reflect the receipt and use of these funds as having no impact on any categories of cash flows. Accordingly, we continue to believe you should amend your filing to restate your statements of cash flows for this matter.

2. Additionally, restricted cash that is associated with a noncurrent asset should be classified as noncurrent pursuant to ARB 43, Chapter 3, Section A, paragraph 6. Given the materiality of restricted cash to your current assets, we believe you should amend the balance sheet in your Form 10-K for the year ended June 30, 2007 and Form 10-Q for the period ended September 30, 2007 to revise the presentation accordingly.

Form 10-Q For the Period Ended September 30, 2007

Item 2. Management's Discussion and Analysis …, page 14
Capitalization, page 21

3. Refer to your response to our prior comment number 11. Although the debt transactions may have been in the form of exchanges, for accounting purposes it appears these transactions were in substance induced conversions in that the debt appears to have been converted in accordance with the original terms of the debt instruments, with the Series C preferred stock issued in the transactions as additional consideration for the purpose of inducing conversion. In this regard, note that paragraph 2 of APB 26 does not apply to debt that is converted to equity securities of the debtor pursuant to conversion privileges provided in the terms of the debt at issuance or conversions of convertible debt when conversion privileges included in terms of the debt at issuance are changed, or additional consideration is paid, to induce conversion of the debt to equity securities. Similarly, the exchange transaction with the Series B preferred stock for common stock and Series C preferred stock also appears to be in substance an induced conversion. In view of the preceding, please present to us your accounting for the induced debt conversions pursuant to FAS 84 and EITF 85-17 and for the induced preferred stock conversion pursuant to EITF D-42, or explain to us why you believe your present accounting for these transactions is appropriate after consideration of the cited guidance.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief